Private Asset Management Fund

WWW.PAMFUND.COM
December 31, 2003

Portfolio Information

Adviser:	Private Asset Management, Inc
Contact:	1-800-995-9927
Portfolio Managers:	Jonathan Elsberry
	Eric Blase
	Stephen Cohen
Inception:	May 6, 2002
Fund Assets:	$7.5 million
Number of holdings:	59
Cusip	74269D102

Portfolio Statistics

Median Market Cap	44.59 Billion
Avg. Div Yield	1.66
Est. P/E	22.67
Beta	0.70

Portfolio Classification

Asset Class	Equity
Style	Growth
Market Cap Focus	Greater than $1 Billion
Geographic Focus	U.S.

Performance

Average annual returns as of 12/31/03

	Year To Date	One Year	Since Inception 5/3/02
Dow Jones Industrial Average	28.26%	28.26%	5.18%
Standard & Poor's 500 Index	28.67%	28.67%	4.07%
Private Asset Management Fund	29.16%	29.16%	10.05%



Private Asset Management Fund
Value of $10,000 investment since inception on May 3, 2002

Read the prospectus carefully before you invest as it contains important information about the goals, risks, expenses, and investment strategies applicable to the fund. Past performance does not guarantee future results. The principal value and investment return will fluctuate so that shares, when redeemed, may be worth more or less than the original cost. For more complete information obtain a prospectus by contacting Private Asset Management Fund at 800-995-9927.

One year and since Inception returns include change in share prices and in each case includes reinvestment of any dividends and capital gain distributions. The Dow Jones Industrial Average and Standard and Poors 500 are unmanaged indices consisting of common stock in publicly traded U.S companies. All data comes from sources believed to be reliable but we do not take responsibility for the accuracy of others numbers.

Top Ten Holdings

Pfizer Inc	3.35%
Johnson & Johnson	2.75%
Fleet Boston Financial	2.70%
General Electric Co.	2.67%
Exxon Mobil	2.50%
British Petroleum	2.48%
Citigroup	2.41%
United Technologies	2.38%
Emerson Electric	2.28%
Wachovia Securities	2.28%

Asset Allocation

Fixed Income	0.00%
Equity	91.74%
Cash & other	8.26%

Industry Breakdown

Banks	10.50%
Pharmaceuticals	8.65%
Retail	7.68%
Misc. Manufacturing	7.24%
Oil & Gas	7.16%
Healthcare-Products	7.04%